




Made in the USA

Keisha Greaves,
Designer

Girls Chronically Rock, LLC

www.girlschronicallyrock.com
IG @ girlschronically_rock
Facebook @GirlsChronicallyRock

TABLE OF CONTENTS

ABOUT THE BRAND & KEISHA GRAVES   03

CHRONICALLY DOPE T-SHIRT   04-05

TRUST YOUR DOPENESS T-SHIRT   06-07

HELLO MY NAME T-SHIRT   08

WALK WITH A TWIST   09-10

GIRLS CHRONICALLY ROCK T-SHIRT   11-13

GIRLS CHRONICALLY ROCK SILICONE BRACELETS   13

SILVER, GOLD, AND COPPER BRACELETS   14

I CHRONICALLY ROCK T-SHIRT   15

GIRLS CHRONICALLY ROCK T-SHIRT   16

KIDS CHRONICALLY ROCK T-SHIRT   17

MEN CHRONICALLY ROCK T-SHIRT   18

KIDS, GIRLS, AND BOYS   19

KIDS, GIRLS, AND BOYS   20

KIDS, GIRLS, AND BOYS   21

 

ABOUT THE BRAND

Girls Chronically Rock features inspired fashion celebrating Muscular Dystrophy and other chronic illnesses. A portion of all sales benefits the Muscular Dystrophy Association. The mission of GCR is to motivate and uplift anyone who wears the clothes.

ABOUT KEISHA GREAVES

Keisha Greaves is a motivational speaker, the founder of Girls Chronically Rock, and the Massachusetts State Ambassador for the Muscular Dystrophy Association (MDA). Girls Chronically Rock (www.girlschronicallyrock.com) offers inspired fashion celebrating Muscular Dystrophy and other chronic illnesses. Over the past few years, Keisha has been featured in Improper Bostonian, Boston Voyager, Herself 360, Liz on Biz, among other outlets on and offline. She's lent her voice to audiences at the Spaulding Rehabilitation Center in Charlestown, Massachusetts General Hospital, the Boston Muscle Walk, local "Fill the Boot" events, Cambridge City Hall, and, most recently, Girl's Night Out for Muscular Dystrophy – a Boston-area fundraising event held by NextonScene.

Keisha spearheaded fruitful collaborations with other notable fashion influencers which resulted in thousands of dollars raised for MDA – the most successful collaborations being with renown designer Sara Campbell and Althea Blackford, the woman behind Caribbean Fashion Week. One of Keisha's proudest moments happened after working and meeting with Massachusetts Governor Charlie Baker: Keisha got September 30 officially proclaimed Limb Girdle Muscular Dystrophy Awareness Day. She also received the proclamation from Mayor Marc McGovern from the city of Cambridge.

AS SEEN ON:



"Chronically Dope" inspires you to be dope, creative, and have your own unique style of dressing. Be bold. Be fierce. Dresses up your tee to feel sexy, fun, and walk with confidence. Be a trendsetter, inspire others to embrace their style, and don't let anyone tell you anything differently.











Whether you're dealing with a chronic illness or not, you're chronically dope, so be proud of it. Made in the USA.

CHRONICALLY DOPE T-SHIRT (UNISEX)
BLACK OR WHITE T-SHIRTS

WHOLESALE: **$19**
SUGGESTED RETAIL: **$24.95**




"Trust Your Dopeness" means trust and believe in yourself! You can accomplish anything you want to do or be in life. "Trust Your Dopeness" means you should feel confident, be bold, and have faith in your abilities. Inspire others and let them know it's OK to be different, unique, and have your own style.

You have a bright future ahead - so don't let any negative beliefs get in your way.






''Trust Your Dopeness'' means to trust and believe in your capabilities to accomplish anything you want to no matter what. If you have doubts, just do it. Believe in yourself and keep moving forward. Made in the USA.

TRUST YOUR DOPENESS T-SHIRT (UNISEX)
BLACK OR WHITE T-SHIRTS

WHOLESALE: **$19**
SUGGESTED RETAIL: **$24.95**

7


HELLO
MY NAME IS
Chronically Ill
Badass

HELLO
Chronically Ill
Badass

You are a "Chronically Ill Badass." Nothing can stop you - you are a badass regardless of what you're going through. Be strong, bold, and powerful. Embraces your chronic illness.


HELLO
Chronically Ill
Badass

HELLO
MY NAME IS
Chronically Ill
Badass

HELLO
Chronically Ill
Badass

"Chronically Ill Badass" lets people know that you embrace your struggles and you're a badass through and through. Made in the USA.

HELLO MY NAME IS CHRONICALLY ILL BADASS
BLACK OR WHITE T-SHIRTS (UNISEX)

WHOLESALE: **$25**
SUGGESTED RETAIL: **$24.95**



"Walk With a Twist" lets you know you should be confident in your own unique way of walking. We all have our own way of walking - whether it's with a cane, a wheelchair, a limp, or a strut of sassiness. It's time to own your signature walk!






"Walk With a Twist." Everyone has their own signature walk! It's time to own it. Made in the USA.

WALK WITH A TWIST (UNISEX)
BLACK OR WHITE T-SHIRTS

WHOLESALE: **$19**
SUGGESTED RETAIL: **$24.95**



"Girls Chronically Rock" - wear this and ROCK ON. No matter what you're going through, you rock. Whether you're having a bad day, dealing with an everyday battle with a chronic illness, you STILL rock.







Girls Chronically Rock inspires you and lifts you up! You rock no matter what you may be battling or encountering in your life. Made in the USA.

GIRLS CHRONICALLY ROCK T-SHIRT
BLACK OR WHITE T-SHIRTS

WHOLESALE: **$19**
SUGGESTED RETAIL: **$24.95**



Both silicone and metal bracelets were made for people who may not want to wear a shirt but still rock the GCR look. Show your bride! Printed in the USA.

GIRLS CHRONICALLY ROCK SILICONE BRACELETS (UNISEX)
BLACK OR PINK SILICONE BRACELETS

WHOLESALE:	**$1**
SUGGESTED RETAIL:	**$4.95**


GIRLS CHRONICALLY ROCK
HELLO MY NAME IS CHRONICALLY ILL
TRUST YOUR DOPENESS
TRUST YOUR DOPENESS
GIRLS CHRONICALLY ROCK
HELLO MY NAME IS CHRONICALLY

Our bangles were inspired to dress up your GCR look! Who doesn't want a little boost of inspiration close at hand? Make a bold statement and be reminded of how much you rock. Handmade in the USA.

Both silicone and metal bracelets were made for people who may not want to wear a shirt but still have a piece of Girls Chronically Rock with them and are very much into jewelry and want to wear them everyday. I made all most popular I soured logos into bracelets for my customers and to give them options

SILVER, GOLD AND COPPER BRACELETS
(UNISEX)

SILVER

WHOLESALE:	**$20**
SUGGESTED RETAIL:	**$20.95**

GOLD & COPPER

WHOLESALE:	**$20**
SUGGESTED RETAIL:	**$20.95**



You are a "Chronically Ill Badass." Nothing can stop you - you are a badass regardless of what you're going through. Be strong, bold, and powerful. Embraces your chronic illness.





"Chronically Ill Badass" lets people know that you embrace your struggles and you're a badass through and through. Made in the USA.

HELLO MY NAME IS CHRONICALLY ILL BADASS
BLACK OR WHITE T-SHIRTS (UNISEX)

WHOLESALE: **$25**
SUGGESTED RETAIL: **$24.95**

15




You are a "Chronically Ill Badass." Nothing can stop you - you are a badass regardless of what you're going through. Be strong, bold, and powerful. Embraces your chronic illness.






"Chronically Ill Badass" lets people know that you embrace your struggles and you're a badass through and through. Made in the USA.

HELLO MY NAME IS CHRONICALLY ILL BADASS
BLACK OR WHITE T-SHIRTS (UNISEX)

WHOLESALE: **$25**
SUGGESTED RETAIL: **$24.95**

16



You are a "Chronically Ill Badass." Nothing can stop you - you are a badass regardless of what you're going through. Be strong, bold, and powerful. Embraces your chronic illness.







"Chronically Ill Badass" lets people know that you embrace your struggles and you're a badass through and through. Made in the USA.

HELLO MY NAME IS CHRONICALLY ILL BADASS
BLACK OR WHITE T-SHIRTS (UNISEX)

WHOLESALE: **$25**
SUGGESTED RETAIL: **$24.95**




You are a "Chronically Ill Badass." Nothing can stop you - you are a badass regardless of what you're going through. Be strong, bold, and powerful. Embraces your chronic illness.





"Chronically Ill Badass" lets people know that you embrace your struggles and you're a badass through and through. Made in the USA.

HELLO MY NAME IS CHRONICALLY ILL BADASS
BLACK OR WHITE T-SHIRTS (UNISEX)

WHOLESALE: **$25**
SUGGESTED RETAIL: **$24.95**



BOYS
CHRONICALLY
ROCK
Girls
CHRONICALLY
ROCK
KIDS
CHRONICALLY

You are a "Chronically Ill Badass." Nothing can stop you - you are a badass regardless of what you're going through. Be strong, bold, and powerful. Embraces your chronic illness.



Girls
CHRONICALLY
ROCK



BOYS
CHRONICALLY
ROCK



KIDS
CHRONICALLY
ROCK



Girls
CHRONICALLY
ROCK



BOYS
CHRONICALLY
ROCK



KIDS
CHRONICALLY
ROCK

"Chronically Ill Badass" lets people know that you embrace your struggles and you're a badass through and through. Made in the USA.

HELLO MY NAME IS CHRONICALLY ILL BADASS
BLACK OR WHITE T-SHIRTS (UNISEX)

WHOLESALE: **$25**
SUGGESTED RETAIL: **$24.95**





KIDS
CHRONICALLY
ROCK
BOYS
CHRONICALLY
ROCK

GIRLS
CHRONICALLY
ROCK
KIDS
CHRONICALLY
ROCK

You are a "Chronically Ill Badass." Nothing can stop you - you are a badass regardless of what you're going through. Be strong, bold, and powerful.













GIRLS
CHRONICALLY
ROCK
BOYS
CHRONICALLY
ROCK
KIDS
CHRONICALLY
ROCK

GIRLS
CHRONICALLY
ROCK

BOYS
CHRONICALLY
ROCK

KIDS
CHRONICALLY
ROCK

"Chronically Ill Badass" lets people know that you embrace your struggles and you're a badass through and through. Made in the USA.

HELLO MY NAME IS CHRONICALLY ILL BADASS
BLACK OR WHITE T-SHIRTS (UNISEX)

WHOLESALE: **$25**
SUGGESTED RETAIL: **$24.95**



BOYS
CHRONICALLY
ROCK
KIDS
CHRONICALLY
ROCK
Girls
CHRONICALLY
ROCK

You are a "Chronically Ill Badass." Nothing can stop you - you are a badass regardless of what you're going through. Be strong, bold,













KIDS
CHRONICALLY
ROCK

Girls
CHRONICALLY
ROCK

BOYS
CHRONICALLY
ROCK

KIDS
CHRONICALLY
ROCK
Girls
CHRONICALLY
ROCK
BOYS
CHRONICALLY
ROCK

"Chronically Ill Badass" lets people know that you embrace your struggles and you're a badass through and through. Made in the USA.

HELLO MY NAME IS CHRONICALLY ILL BADASS
BLACK OR WHITE T-SHIRTS (UNISEX)

WHOLESALE: **$25**
SUGGESTED RETAIL: **$24.95**